Vycor Medical, Inc.

6401 Congress Ave. Suite 140

Boca Raton, FL 33487

November 8, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Kevin J. Kuhar, Accounting Branch Chief

Re:	Vycor Medical, Inc. (the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed March 30, 2016
Form 8-K dated August 9, 2016
Filed August 9, 2016
File No. 001-34932

Ladies and Gentlemen:

On behalf of the Company, we are responding to comments contained in the Staff letter, dated October 31, 2016 addressed to Mr. Adrian Liddell, the Company’s Chairman of the Board and Chief Financial Officer, with respect to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2015 and its Form 8-K filed on August 9, 2016.

The Company has replied below, with such response following a repetition of the Staff’s comment to which it applies (the “Comment”).

Form 10-K for the Fiscal Year Ended December 31, 2015

Management’s Discussion and Analysis of Financial Condition and Results of Operation

Liquidity and Capital Resources

1.	In future filings, please revise your liquidity discussion to discuss liquidity provided by or used by operations, investing and financing. Discuss significant changes to the components of working capital and any material commitments for capital expenditures. In addition, provide more details of the specific plan of operations and plans to achieve sufficient revenues and to obtain capital/financing sufficient to satisfy the company’s cash needs. Your discussion should include expected cash needs and, as applicable, any known changes in sources or mix of capital resources and costs, any known trends or known demands, events or uncertainties that will result in or that are reasonably likely to result in your liquidity increasing or decreasing in any way.

RESPONSE:

The Company acknowledges this comment and intends in future filings to expand its disclosure to reflect your comments. The Company does not intend to include this disclosure in any amendments to any previously filed reports.

Item 9A Controls and Procedures

b) Management’s Report on Internal Control over Financial Reporting

2.	We note in the third paragraph of this section that you discuss management’s evaluation and conclusion on the effectiveness of your disclosure controls and procedures instead of disclosing the information relating to your internal control over financial reporting. Please note that the requirement of Item 308 of Regulation S-K is separate from the requirement of Item 307 of Regulation S-K. Please amend your filing to include a report of management on your internal control over financial reporting as of December 31, 2015 that provides all the disclosures required by Item 308(a) of Regulation S-K, including a clear statement as to whether or not your internal control over financial reporting is effective as of that date.

RESPONSE:

We have amended the Company’s Form 10-K for the fiscal year ended December 31, 2015 to revise our disclosures with respect to internal control over financial reporting consistent with Item 308(a) of Regulation S-K and have provided a clear statement as to whether or not our internal control over financial reporting was effective as of that date.

Form 8-K dated August 9, 2016

Exhibit 99.1

3.        In the introductory paragraphs and in the Second Quarter and First Half 2016 Financial Results sections of your earnings release you present several non-GAAP measures, such as non-GAAP net loss, Cash burn, non-GAAP operating expenses and non-GAAP net operating loss, without also presenting and discussing the most directly comparable GAAP measures with equal or greater prominence. Your presentation is inconsistent with Question 102.10 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance when preparing your next earnings release.

RESPONSE:

In all future press releases, the Company will insure that its presentation of financial information is consistent with the guidance contained in Question 102.10 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016.

Please be further advised that the Company acknowledges the following:

●	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the Company’s counsel, Robert L. B. Diener, at (808) 573-6163.

Sincerely,

VYCOR MEDICAL, INC.

By:	/s/ Peter Zachariou
Peter Zachariou
Chief Executive Officer

cc:	Robert L. B. Diener, Esq.
Adrian Liddell